Exhibit 21.1
SUBSIDIARIES OF THE REGISTRANT

Subsidiaries (a)	Jurisdiction of Incorporation
IB International Holdings, Inc.	Delaware
IB US Retail Holdings, Inc.	Delaware
L Brands Direct Fulfillment, LLC	Delaware
LB US Holding, LLC	Delaware
Victoria's Secret Direct Brand Management, LLC	Delaware
Victoria's Secret Stores Brand Management, LLC	Delaware
Victoria's Secret Stores, LLC	Delaware
VS Service Company, LLC	Delaware

(a)    The names of certain subsidiaries are omitted because such unnamed subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of January 29, 2022.